[redacted]

SECURITI 14047168 N

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SEC Mail Processing Section

FEB 28 2014

Washington DC 404

SEC FILE NUMBER
8- 40468

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANDARD INVESTMENT CHARTERED INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 BRISTOL ST., SUITE 100
(No. and Street)

COSTA MESA (City) CALIFORNIA (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H. NORBERG 714/444-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

9D 3/27

OATH OR AFFIRMATION

I, JOHN H. NORBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANDARD INVESTMENT CHARTERED INCORPORATED, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

TIFFANY ANN DILELLO
COMM. # 1920438
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. FEB. 1, 2015

Notary Public

Signature JOHN H. NORBERG

CHAIRMAN OF THE BOARD/CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of [redacted]. **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD INVESTMENT CHARTERED INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

(With Independent Auditor's Report Thereon)

STANDARD INVESTMENT CHARTERED INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

(With Independent Auditor's Report Thereon)

CONTENTS

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Standard Investment Chartered Incorporated
Costa Mesa, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Standard Investment Chartered Incorporated (the Company) as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Investment Chartered Incorporated as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 12-14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12-14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12-14 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 25 2014

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents		$ 74,433
Commissions receivable		1,292
Notes receivable		44,026
Investments - Others		271,627
Property and equipment, net of accumulated depreciation of $17,195		-
Other assets		7,194
Deferred tax asset		51,300
Total assets		$ 449,872

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued liabilities		$ 16,628
Income taxes payable		800
Total liabilities		17,428
Commitments		-
Stockholders' equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding – 30,000 shares	$ 30,100	
Retained earnings	402,344	
Total stockholders' equity		432,444
Total liabilities and stockholders' equity		$ 449,872

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

Revenues:		
Commissions and concessions		$ 195,497
Management fees		1,201,100
Interest and dividend income		4,886
Other income		95
Total revenues		$ 1,401,578
Expenses:		
Accounting	$ 29,526	
Auto	17,694	
Bank charges	1,126	
Business promotions	76,581	
Commissions	1,243	
Clearing fees	30,723	
Consulting fees	26,516	
Dues and memberships	39,238	
Filing fees	11,200	
Insurance	48,634	
Interest	2,600	
Meals and entertainment	88,060	
Management fees	247,272	
Legal fees	1,962	
Salaries and benefits	497,171	
Office supplies and expense	35,673	
Payroll taxes	36,202	
Postage and delivery	5,593	
Rent	60,543	
Telephone	15,395	
Travel	110,588	
Utilities	4,512	
Miscellaneous	1,478	
Total expenses		1,389,530
Income before income taxes		12,048
Income taxes-benefit		47,300
Net income		$ 59,348

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

	Common Stock	Retained Earnings	Total
Balance at December 31, 2012	$ 30,100	$ 342,996	$ 373,096
Net income for the year ended December 31, 2013	-	59,348	59,348
Balance at December 31, 2013	$ 30,100	$ 402,344	$ 432,444

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net income		$ 59,348
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivables	$ 17,771	
Increase in deferred tax asset	(51,300)	
Decrease in accounts payable	(3,061)	
Increase in accrued payroll	16,628	
Increase in income taxes payable	800	
Total adjustments		(19,162)
Net cash flows provided by operating activities		40,186
Cash flows from investing activities:		
Additional funds disbursed – Notes receivable	3,190	
Additional investments	(7,156)	
Net cash flows used for investing activities		(3,966)
Cash flows from financing activities		
Paid line of credit in full	(25,000)	
Net cash flows provided by financing activities		(25,000)
Net increase in cash		11,220
Cash and cash equivalents at beginning of year		63,213
Cash and cash equivalents at end of year		$ 74,433

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 4,000
Cash paid during the year for interest expense	$ 0

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Costa Mesa, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer in Southern California. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis and uses the trade date basis for recording all security transactions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could vary from the estimates and such variance could be material.

Property and Equipment

The Company depreciates its assets over their useful lives of five to seven years using the straight-line depreciation method.

Income Taxes

Income tax expense includes federal and state taxes currently payable and, when applicable, deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Those differences arise primarily from the use of the accrual basis for financial reporting and the cash basis for income tax purposes, the deductibility of State franchise taxes in different years for financial and tax purposes, the difference in depreciation methods used for financial versus tax purposes, and the carrying value of certain investments.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining fair value for its marketable securities. Company defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs in valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(2) INVESTMENTS - OTHER

Investments - Other consists of the following:

Investment in limited partnership	$ 115,031
Investment in country club membership	8,750
Investment in an LLC	147,846
Total	$ 271,627

(2) INVESTMENTS – OTHER, Continued

The above investments are considered Level 3 in the hierarchy established by current standards as the investments in the limited partnership and the LLC have no public market listing or other observable inputs and relate to real estate purchases for future development and resale when the economy is more favorable. Management believes the current value would approximate the original cost of the land which has been recently purchased. The Company has chosen to use cost as the market value at this time.

(3) NOTES RECEIVABLE – RELATED ENTITY

The Company has executed a secured note receivable with an outstanding balance of $44,026 under a line of credit not to exceed $600,000. These amounts are advanced to a related corporation and secured by certain patents. The amounts due under this line of credit are due and payable on demand, and provides for interest at 7.5 percent.

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and equipment	$ 17,195
Less accumulated depreciation	(17,195)
Net property and equipment	$ -

(5) INCOME TAX EXPENSE

Income tax expense consists of the following components:

	Current	Deferred	Total
Federal	$ -	$ (36,861)	$ (36,861)
California	4,000	(14,439)	(10,439)
Total	$ 4,000	$ (51,300)	$ (47,300)

(5) INCOME TAX EXPENSE, Continued

As required by the Income Taxes Topic of FASB ASC, the Company accounts for deferred taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Such differences relate primarily to cash basis reporting for tax purposes and accrual for financial purposes, the difference in the recognition of gains and losses on investments for tax and financial reporting purposes and approximately $286,720 of net operating loss carry forwards which expire through 2031.

The above deferred items give rise to a net deferred tax asset as follows:

Deferred tax asset	$ 51,300
Less valuation allowance, due to uncertainty in Company's future profitability	-0-
Net deferred tax asset	$ 51,300

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any significant uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past four years are subject to examination by tax authorities, and may change upon examination.

(6) LEASE COMMITMENT

The Company occupies facilities under a non-cancellable lease expiring in June 2017. The lease provides for a minimum monthly rent ranging from $6,752 (first six months of 2013) to $5,441 (for balance of the new lease). The annual minimum future commitments under this agreement are as follows:

Year Ended December 31,	Amount
2014	65,292
2015	65,292
2016	65,292
2017	32,646
	$ 228,522

Total rental expense for 2013 amounted to $60,543.

(7) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and investments. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. The Company's investments, which consist primarily of a limited partnership interest and investment in a limited liability company, are continually reviewed for changing market value, and the carrying value is adjusted should it fall materially below cost.

(8) RELATED PARTY TRANSACTIONS

Included in management fee revenues are fees totaling approximately $1,201,100 from a related limited liability company where the managing member is the majority stockholder of the Company.

(9) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 25, 2014. No transactions or events were found that were material enough to require recognition in the financial statements.

(10) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to l. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2013, net capital was $58,297 which exceeded the required minimum capital by $53,297. The aggregate indebtedness to net capital ratio was 0.30 to 1.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Total equity from statement of financial condition		$ 432,444
Less non-allowable assets:		
Notes receivable	$ 44,026	
Other investments	271,627	
Deposits	7,194	
Deferred tax asset	51,300	
Total non-allowable assets		(374,147)
Net capital		$ 58,297

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 58,297
Excess net capital	$ 53,297

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities – aggregate indebtedness	$ 17,428
Ratio of aggregate indebtedness to net capital	0.30 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2013.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

STANDARD INVESTMENT CHARTERED INCORPORATED
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2013

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Standard Investment Chartered Incorporated

In planning and performing our audit of the financial statements of Standard Investment Chartered Incorporated (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 25, 2014